PAGE 1

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                           The Admar Group, Inc.
                            (Name of Issuer)


                                  Common
                     (Title of Class of Securities)


                               0000070931
                             (CUSIP Number)

Check the following box if a fee is being paid with the statement / /.


(A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0000070931                              13G/A    Page 2 of 5 Pages
**************************************************
*  1      NAME OF REPORTING PERSON               *
*         S.S. OR I.R.S. IDENTIFICATION NO. OF   *
*         ABOVE PERSON                           *
*                    Humana Inc.                 *
*                    61-0647538                  *
*________________________________________________*
*  2      CHECK THE APPROPRIATE BOX IF A MEMBER  *
*         OF A GROUP*                            *
*                    N/A        (a)  /     /     *
*                               (b)  /     /     *
*________________________________________________*
*  3      SEC USE ONLY                           *
*                                                *
*________________________________________________*
*  4      CITIZENSHIP OR PLACE OF ORGANIZATION   *
*                    Delaware                    *
*________________________________________________*
************   5  SOLE VOTING POWER              *
*            *              200,000              *
*            *                                   *
*________________________________________________*
* Number of  *                                   *
*   Shares   * 6  SHARED VOTING POWER            *
*Beneficially*                                   *
*  Owned by  *                                   *
_________________________________________________*
*    Each    *                                   *
*  Reporting * 7  SOLE DISPOSITIVE POWER         *
*   Person   *              200,000              *
*    with    *                                   *
*________________________________________________*
*            *                                   *
*            * 8  SHARED DISPOSITIVE POWER       *
*            *                                   *
************_____________________________________*
*   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY    *
*      EACH REPORTING PERSON                     *
*                    1,000,000 (See Note 1)      *
*________________________________________________*
*  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  *
*      (9) EXCLUDES CERTAIN SHARES               *
*                    N/A                 /   /   *
*________________________________________________*
*  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN *
*      ROW (9)                                   *
*                    10.5% (See Note 1)          *
*________________________________________________*
*  12  TYPE OF REPORTING PERSON                  *
*                    CO                          *
**************************************************
      PAGE 3

CUSIP No. 0000070931                                 Page 3 of 5 pages

ITEM 1(a)            Name of Issuer:
                     The Admar Group, Inc.

ITEM 1(b)            Address of Issuer's Principal Executive
                     Offices:
                          1551 N. Tustin Avenue, Suite 300
                          Santa Ana, CA  92705

ITEM 2(a)            Name of Person Filing:
                     Humana Inc.

ITEM 2(b)            Address of Principal Business Office or,
                     if none, residence:
                          500 West Main Street
                          Louisville, KY  40202

ITEM 2(c)            Citizenship:
                          Delaware

ITEM 2(d)            Title of Class of Securities:
                          Common

ITEM 2(e)            Cusip Number:
                          0000070931

ITEM 3          If this statement is filed pursuant to Rules
                13d-1(b) or 13d-2(b), check whether the
                person filing is a:  N/A
                (a)       ( )       Broker or Dealer registered under
                                    Section 15 of the Act.
                (b)       ( )       Bank as defined in Section
                                    3(a)(6) of the Act.
                (c)       ( )       Insurance Company as defined in
                                    Section 3(a)(19) of the Act.
                (d)       ( )       Investment Company registered
                                    under Section 8 of the Investment
                                    Company Act.
                (e)       ( )       Investment Adviser registered
                                    under Section 203 of the
                                    Investment Advisers Act of 1940.
                (f)       ( )       Employee Benefit Plan, Pension
                                    Fund which is subject to
                                    provisions of the Employee
                                    Retirement Income Security Act of
                                    1974 or Endowment Fund; see
                                    Section 240.13d-a(b)(1)(ii)(F).
                (g)       ( )       Parent Holding Company in
                                    accordance with Section
                                    240.13d-1(b)(ii)(G).

CUSIP No. 0000070931                                Page 4 of 5 Pages

                (h)       ( )       Group, in accordance with Section
                                    240.13d-a(b)(1)(ii)(H).

ITEM 4  Ownership:

          (a)   Amount Beneficially owned:
                                   1,000,000 (See Note 1)
          (b)   Percent of Class:
                                   10.5% (See Note 1)
          (c)   Number of shares as to which such person
                          has:

                (i)            Sole power to vote or to direct the
                               vote:  200,000
                (ii)           Shared power to vote or to direct
                               the vote:  N/A
                (iii) Sole power to dispose or to direct the disposition of: 200,000
                (iv)           Shared power to dispose or to direct
                               the disposition of:  N/A


          Note 1

          Humana Inc. Beneficial Ownership:  1,000,000(1)(2)

          (1)        Includes 800,000 common shares that
                     Humana Inc. may acquire upon the exercise of currently exercisable warrants.

          (2)        The number of common shares outstanding
                     was calculated as follows:

                8,762,602                Common shares outstanding on
                                          December 27, 1995
                  800,000                Common share equivalents-
                ---------                 exercisable warrants (1)
                9,562,602

ITEM 5          Ownership of Five Percent or Less of a
                Class: If this statement is being filed to report that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
                N/A

     PAGE 5
      SIGNATURE

CUSIP No. 0000070931                                    Page 5 of 5 Pages

ITEM 6           Ownership of More than Five Percent on
                 Behalf of Another Person.
                 N/A

ITEM 7 Identification and Classification of the subsidiary which acquired the security being reported on by the Parent Holding
                 Company:
                 N/A

ITEM 8           Identification and Classification of
                 Members of the Group.
                 N/A

ITEM 9           Notice of Dissolution of Group
                 N/A


ITEM 10 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and does not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 12, 1996

                                         HUMANA INC.



                                         By:/s/Arthur P. Hipwell
                                            _________________________
                                            Arthur P. Hipwell
                                            Senior Vice President and
                                            General Counsel